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

CONTACTS:

LORUS THERAPEUTICS INC.                       CANADIAN MEDIA CONTACT:                          US MEDIA CONTACT:

Corporate Communications                      Hugh Mansfield                                   Jennifer Taylor
Grace Tse                                     Mansfield Communications Inc.                    Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                 Tel:  (416) 599-0024                             Tel:  (212)370-5045
Email:ir@lorusthera.com                       Email:  hugh@mcipr.com                           E-mail:  jennifer@mcipr.com

TSX:     LOR
OTCBB:   LORFF


                   LORUS THERAPEUTICS REPORTS YEAR-END RESULTS

             -A YEAR OF PROGRESS AND SHAREHOLDER VALUE ENHANCEMENT -


TORONTO, CANADA - JULY 18, 2003 - Lorus Therapeutics Inc. ("Lorus") today reported financial results for the year ended May 31, 2003. Unless specified otherwise, all amounts are in Canadian dollars.

YEAR 2003 AND SUBSEQUENT HIGHLIGHTS

o Raised aggregate proceeds of $32.8 million by way of a public offering of units at a price of $1.25 per unit with each unit consisting of one common share and one-half of one purchase warrant.

o Expanded the pivotal phase III trial of its lead immunotherapeutic drug Virulizin(R) for the treatment of advanced pancreatic cancer to over 50 North American and Latin American sites

o Recorded it's first commercial revenue from sales of Virulizin(R) in Mexico. o Expanded the phase II clinical trial of it's lead antisense drug GTI-2040 for renal cell carcinoma from one to more than six major oncology centers in the U.S.

o Received commitment from the U.S. National Cancer Institute (NCI) to fund an expanded Phase II clinical trial program with GTI-2040. The US FDA has approved the protocol for acute myeloid leukemia, the first of six indications prioritized by the NCI for further clinical development with GTI-2040

o Awarded Orphan Drug status by the U.S. FDA for GTI-2040 for the treatment of advanced renal cell carcinoma

o Signed a letter of intent to conduct a Phase II clinical trial of GTI-2501 for the treatment of advanced metastatic prostate cancer.


         Allowed various patents from the U.S., Europe and Mexico to further protect Virulizin(R) "The fiscal year of 2003 has been a year of excellent progress in advancement of clinical and research programs which resulted in the enhancement of fundamental shareholder value", said Dr. Jim Wright, C.E.O. "The successful closing of the recent public offering reflects well on past achievements and the quality of our product portfolio and enhances Lorus' capital position to advance and expand our research and clinical programs toward commercial success."

Net loss for the year ended May 31, 2003 totaled $16,634,000 ($0.12 per share) compared to a loss of $13,487,000 ($0.09 per share) for the previous fiscal year. Operating cash requirements for the year ended May 31, 2003 were $11,908,000, comparable with the previous fiscal year. The increase in net loss relates primarily to more clinical trial activities, partially offset by lower administrative costs and the termination of the amortization of goodwill in accordance with the adoption of a new accounting pronouncement effective June 1, 2002. On a comparable basis, the loss for the year ended May 31, 2002 would have been $12,033,000 or $0.08 per share after adjustment to remove the amortization of goodwill.

Research and development expenses for the year ended May 31, 2003 increased to $12,550,000 from $8,659,000 in the prior year. Cost increases can be attributed mainly to the expansion of the pivotal Phase III Virulizin(R) trial to over 50 North American and Latin American sites; the expansion of the Phase II GTI-2040 combination chemotherapy trial to more than 6 major oncology centers in the US and the preparation for the NCI sponsored GTI-2040 phase II trial programs.

General and administrative expenses for the year ended May 31, 2003 decreased to $4,290,000 compared to $4,867,000 for the previous fiscal year. The decrease was due mainly to lower legal and advisory fees compared to the prior year.

Depreciation and amortization expenses for the year ended May 31, 2003 were $960,000 compared to $1,956,000 in the prior year. The decrease was due mainly to the adoption of the new CICA accounting pronouncement for goodwill and other intangible assets whereby the Company ceased amortizing goodwill on June 1, 2002.

Interest and other income decreased to $1,155,000 for the year ended May 31, 2002 compared to $1,995,000 for the prior year due to lower average cash and short-term investment balances and lower interest rates in 2003.

As at May 31, 2003, Lorus had cash and short-term investments of $25,124,000 compared to $37,822,000 at May 31, 2002. Subsequent to the year end, as a result of the public offering referred to in the highlight section, cash and short-term investments increased by $30,431,000.

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                           FOR THE YEARS ENDED MAY 31


                                                                            Year Ended May 31
                                                            ----------------------------------------------------
(Amounts in 000's Canadian dollars except for per common
share data)                                                     2003                2002                 2001
                                                             ---------            ---------            ---------
REVENUES .........................................           $      66            $    --              $    --
                                                             ---------            ---------            ---------
                                                                    66                 --                   --
                                                             ---------            ---------            ---------
OPERATING EXPENSES
Cost of sales ....................................                  55                 --                   --
Research and development .........................              12,550                8,659                9,797
General and administrative .......................               4,290                4,867                6,414
Depreciation and amortization ....................                 960                1,956                1,903
                                                             ---------            ---------            ---------
OPERATING LOSS ...................................              17,855               15,482               18,114
                                                             ---------            ---------            ---------
INTEREST AND OTHER INCOME ........................              (1,155)              (1,995)              (2,901)
                                                             ---------            ---------            ---------
LOSS FOR THE PERIOD ..............................              16,634               13,487               15,213
Deficit, beginning of period .....................              74,869               61,382               46,169
                                                             ---------            ---------            ---------
DEFICIT, END OF PERIOD ...........................           $  91,503            $  74,869            $  61,382
                                                             ---------            ---------            ---------
BASIC AND DILUTED LOSS
 PER COMMON SHARE ................................           $    0.12            $    0.09            $    0.11
                                                             ---------            ---------            ---------
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
 USED IN THE CALCULATION OF BASIC
 AND DILUTED LOSS PER SHARE ......................             144,590              143,480              140,776
                                                             ---------            ---------            ---------

                          CONSOLIDATED BALANCE SHEETS
                                 AS AT MAY 31


(Amounts in 000's Canadian Dollars)                   2003             2002
                                                   ---------        ---------
ASSETS
CURRENT ASSETS
Cash and cash equivalents ..................       $     905        $   1,165
Short-term investments .....................          24,219           36,657
Prepaid expenses and amounts receivable ....           1,104            1,195
                                                   ---------        ---------
TOTAL CURRENT ASSETS .......................          26,228           39,017
FIXED ASSETS ...............................           1,507              533
GOODWILL ...................................             606              606
ACQUIRED RESEARCH AND DEVELOPMENT ..........           5,669            7,416
DEFERRED FINANCING COSTS ...................             245             --
                                                   ---------        ---------
                                                   $  34,255        $  47,572
                                                   ---------        ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable ...........................       $   1,318        $     442
Accrued liabilities ........................           4,042            2,990
                                                   ---------        ---------
TOTAL CURRENT LIABILITIES ..................           5,360            3,432
SHAREHOLDERS' EQUITY
Share capital
 Common shares
   Authorized: unlimited number of shares;
   Issued and outstanding (000's):
   May 31, 2003 - 145,285 ..................
   May 31, 2002 - 144,412 ..................         120,441          119,168
 Deferred stock-based compensation .........             (43)            (159)
Deficit accumulated during development stage         (91,503)         (74,869)
                                                   ---------        ---------
TOTAL SHAREHOLDERS' EQUITY .................          28,895           44,140
                                                   ---------        ---------
                                                   $  34,255        $  47,572
                                                   =========        =========


Media, members of the financial community and shareholders are invited to listen to Company's quarterly earnings conference call through the live audio webcast on the Company's website at www.lorusthera.com Tuesday, July 22, 2003 at 1:30 p.m. (EST). The conference call webcast will also be archived at www.lorusthera.com.

A telephone replay of the conference call will also be available from approximately 4:00p.m. (EST) Tuesday, July 22, 2003 until 11:59p.m. Monday, July 28, 2003. To access the replay, call 1-877-289-8525 and enter reservation number 21010417#.


About Lorus
Lorus Therapeutics Inc. is a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer. With products in all stages of evaluation, from pre-clinical through Phase III trials, and a product approved in Mexico for malignant melanoma, Lorus is a leader in the development of therapeutics that seek to manage cancer with efficacious non-toxic compounds that improve patients' quality of life. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF. Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.

                                      -30-